Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 Harris Corporation/L-3 Technologies Merger Announcement and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Oct 14, 2018 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 Social Media – Twitter Post Link Destinations: Harris_L-3 Merger Announcement Microsite